101 Constitution Avenue, NW
Washington, DC 20080
www.wglholdings.com

Vincent L. Ammann, Jr.
Senior Vice President and
Chief Financial Officer
(202) 624-6737
(202) 842-2880 FAX
vammann@washgas.com

April 20, 2015

Mr. William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

RE: WGL Holdings, Inc.
Form 10-K for Fiscal Year Ended September 30, 2014 filed November 21, 2014
File No. 1-16163

Dear Mr. Thompson,

In response to your comment letter dated March 25, 2015, we are providing the following response. Except where the content clearly indicates otherwise, any reference to “WGL,” “we,” “us” or “our” is to the holding company or the consolidated entity of WGL Holdings, Inc. and all of its subsidiaries, including Washington Gas Light Company (Washington Gas), which is a distinct registrant that is wholly-owned by WGL.

In responding to the comment contained in the March 25th letter, we acknowledge that:

1.	We are responsible for the adequacy and accuracy of the disclosure in our filing with the Commission;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filing; and

3.	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our response to your March 25th comment letter is set forth below, with your comment presented in bold italics and quotation marks.

Form 10-K for the Fiscal Year Ended September 30, 2014
SEC Comment # 1

“Reference is made to your disclosure in the first paragraph on page 93 of Washington Gas Light Company’s maximum ratio of consolidated financial indebtedness to consolidated total capitalization imposed by a credit agreement. Please tell us whether this covenant, other financial covenants and/or restrictions imposed by regulatory commissions restrict the ability of your subsidiaries or investments accounted for by the equity method to transfer funds to you in the form of loans, advances or cash dividends. If so, please tell us: (i) the amount of restricted net assets of consolidated subsidiaries and your equity in the undistributed earnings of investments accounted for by the equity method as of September 30, 2014 and how you computed the amount; (ii) your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X; and (iii) your consideration of providing the condensed financial information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X.”

Response to Comment # 1

The covenant under Washington Gas’ credit agreement that imposes a 65% limitation on the ratio of consolidated financial indebtedness to consolidated total capitalization, and a substantially identical covenant under Washington Gas’ private placement notes, do not restrict the ability of Washington Gas to transfer funds to WGL in the form of loans, advances or dividends. This covenant uses a form of leverage ratio to limit the use of debt versus equity used to finance the assets and operations of Washington Gas.

In addition, rules imposed by regulatory commissions in Washington Gas' service territory restrict its ability to make advances or issue loans (together, Loans) to its affiliates, including WGL. Under the rules of the District of Columbia Public Service Commission, Washington Gas generally may not provide Loans to an affiliate or holding company. Washington Gas is subject to similar, less restrictive rules of the Virginia State Corporation Commission and the Maryland Public Service Commission. Because these limitations do not restrict transfers in the form of cash dividends, these limitations do not serve to restrict the net assets of Washington Gas.

WGL Energy Services (Services), a wholly-owned subsidiary of Washington Gas Resources (which is itself a wholly-owned subsidiary of WGL), is party to a natural gas and electricity secured supply arrangement (Program Agreement) that could limit the ability of Services to declare or pay dividends, and generally prohibits Services from making loans or advances to affiliates (including WGL) without consent. Under the Program Agreement, distribution of dividends are limited to 150% of the largest quarterly dividend paid during the previous 36 months if either Services' net worth is less than $150.0 million or if its current ratio is less than 1.3. As a consequence of these provisions, the amount of restricted net assets was $59.6 million as of September 30, 2014. Because the limitation on dividends is less restrictive than the prohibition on loans and advances, we calculated restricted net assets of Services by determining the maximum amount of dividends that could be paid under this limitation without violating the Program Agreement and subtracting this amount from Services’ net assets, after deducting intercompany eliminations.

No other consolidated subsidiaries of WGL are subject to any covenants or requirements that restrict their ability to transfer funds to WGL in the form of loans, advances or cash dividends. WGL's equity in undistributed earnings of 50 percent or less owned investments accounted for by the equity method totaled $1.3 million at September 30, 2014. Accordingly, the total restricted net assets of consolidated subsidiaries and undistributed earnings from equity method investments was $60.9 million, or 4.8% of WGL's consolidated net assets of $1,274.7 million at September 30, 2014. As the restricted net assets of WGL's consolidated subsidiaries and undistributed earnings from equity method investments did not exceed 25% of the consolidated net assets of WGL as of

September 30, 2014, we determined that disclosures pursuant to Rule 4-08(e)(3), Rule 12-04 and Rule 5-04 of Regulation S-X were not required.

We thank the SEC staff for its interest in the financial reporting of WGL Holdings, Inc. We hope that we have been responsive to your comments and questions. We would be pleased to answer any further questions or discuss these matters with you by phone should you wish to call us.

Respectfully submitted,

/s/ Vincent L. Ammann, Jr.
Vincent L. Ammann, Jr.
Senior Vice President and Chief Financial Officer
WGL Holdings, Inc. and Washington Gas Light Company

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